FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolutions adopted by Banco de Chile’s Board of Directors in a meeting held on January 28, 2016, where it was resolved to schedule an Ordinary Shareholders Meeting and an Extraordinary Shareholders Meeting, both to be held on March 24, 2016, with the purpose of approving the distribution of dividends and the capitalization of 30% of the distributable net income obtained during the fiscal year ending on December 31, 2015; and to establish provisions for minimum dividends.

Santiago, January 28, 2016

Mr. Eric Parrado Herrera

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as an essential information regarding this Institution, that in the Ordinary Meeting No. BCH 2,832 held on January 28, 2016, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 24, 2016, with the objective of proposing, among other matters, the distribution of the Dividend number 204 of $3.37534954173 per each of the 96,129,146,433 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31st, 2015, corresponding to the 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other things, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31st, 2015, through the issuance of fully paid-in shares, of no par value, with a value of $64.79 per “Banco de Chile “ share, which will be distributed among the shareholders in the proportion of 0.02232718590 shares for each “Banco de Chile” share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of Law 19,396.

In addition, the Board of Directors, in compliance with the provisions for minimum dividends set forth in paragraph 3.2, Chapter B4 of the Accounting Rules Compendium from the Superintendency of Banks and Financial Institutions, agreed that beginning January, 2016, 60% of the distributable net income generated during each fiscal year will be provisioned for minimum dividends.

Sincerely,

Arturo Tagle Quiroz
Chief Executive Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2016.

Banco de Chile

/s/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO